Exhibit 99.2

NEURODERM LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Oded S. Lieberman and Roy Golan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of NeuroDerm Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, August 10, 2017, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, on Tuesday, September 12, 2017 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matter (appearing on the reverse side), which is more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice of Extraordinary General Meeting of Shareholders has been published in a press release via international wire service and in a related Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission in accordance with the Company’s Articles of Association (as amended) and may be viewed at the following respective links: http://ir.neuroderm.com; and https://www.sec.gov/.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to the proposal for the Meeting (Proposal 1), this proxy will be voted FOR such proposal (provided the undersigned provides the confirmation required by Item 1A on the reverse side).

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of the merger under Proposal 1 unless the undersigned confirms that he, she or it is not Mitsubishi Tanabe Pharma Corporation ("MTPC"), MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub") or certain other persons or entities (as described on the reverse side) by checking the box “FOR” Item 1A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

NEURODERM LTD.

September 12, 2017

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE BELOW PROPOSAL (PROPOSAL 1).

PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☑

Important Instructions for Item 1A relating to Proposal 1:

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT MTPC, Merger Sub, any person holding at least 25% of the means of control of either of them, anyone acting on their behalf, or any family member of, or entity controlled by, any of the foregoing, including their affiliates.

Under the Companies Law, your vote on Proposal 1 cannot be counted towards the majority required for the approval of Proposal 1 unless you provide the foregoing important confirmation.

Additional Information

If you have any questions on how to fill out this proxy card, please contact Morrow Sodali, LLC, the Company's proxy solicitation firm, at (800) 662-5200 (for shareholders) or (203) 658-9400 (for banks and brokerage firms) or ndrm@morrowsodali.com, who will advise you as to how to submit your vote. You may also direct questions to the Company at +972 (8) 946-2729 or roy@neuroderm.com.

	FOR	AGAINST	ABSTAIN
1. Approval of the acquisition of the Company by MTPC, including the approval of: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among the Company, MTPC, and Merger Sub (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into the Company (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of the Company in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each Company ordinary share owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by the Company of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger	□	□	□

To change the address on your account, please check the box below and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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1A. The undersigned confirms that he, she or it is not MTPC, Merger Sub, any person holding at least 25% of the means of control of either of them, anyone acting on their behalf, or any family member of, or entity controlled by, any of the foregoing, including their affiliates.

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Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.